FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Enterprise Service 10 Selected by DATEV	3.

Document 1

  NEWS RELEASE
January 16, 2014
FOR IMMEDIATE RELEASE

BlackBerry Enterprise Service 10 Selected by DATEV

DATEV rolls out more than 1,000 BlackBerry 10 smartphones

DUSSELDORF, GERMANY and WATERLOO, CANADA--(Marketwired - Jan. 16, 2014) - BlackBerry(R) Limited (NASDAQ:BBRY)(TSX:BB), a world leader in mobile communications, today announced that DATEV, a software company and leading IT service provider in Europe for tax advisors, auditors and lawyers, has selected BlackBerry(R) Enterprise Service 10 (BES10) as its Enterprise Mobility Management (EMM) solution. DATEV, a long-standing BlackBerry customer, has also started the roll out of more than 1,000 BlackBerry(R) 10 smartphones.

"On a daily basis, our employees use their mobile devices to conduct confidential business, and require a reliable smartphone that can secure the transmission of business data across every endpoint, including the device, server and network," explains Wolfgang Fischer, group leader ICT systems and mobile at DATEV. "With BlackBerry 10 smartphones and BES10, we have the best end-to-end solution in terms of usability, security and cost efficiency. Thanks to BlackBerry, our staff can access internal resources and other shared information on the go, without us having to worry about data loss."

Founded in 1966, DATEV has become one of the largest information providers and software companies in Europe. It provides companies, municipalities, associations and institutions with accounting, personnel management, business consulting and taxation, enterprise resource planning (ERP), IT security as well as organization and planning services. BES10 provides DATEV a complete end-to-end solution that allows employees to securely access corporate data from their smartphones. In addition, BlackBerry 10 smartphones' built-in BlackBerry(R) Balance(TM) technology separates and secures corporate data from personal e-mail, apps and documents, eliminating the risk of inadvertent data leakage, while providing end users with a rich consumer experience.

"Customers recognize the value that BES10 brings to their mobility needs with its industry-leading security, usability and cost efficiency. For DATEV, the combination of BlackBerry 10 smartphones and BES10 gives them the ideal combination for a flexible mobile computing environment that meets both corporate and end user requirements," said Markus C. Muller, Managing Director for Germany at BlackBerry.

BES10 is an integrated, multi-platform solution that secures and manages BlackBerry, iOS(R) and Android(TM) devices focusing on security, usability and cost efficiency to meet an organization's mobility needs. To date, more than 30,000 BES10 commercial and test servers have been installed by customers around the world. For more information, visit http://blackberry.com/bes10facts.

About BlackBerry

A global leader in mobile communications, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media contacts:
Stephanie Frisina
BlackBerry Media Relations - North America
519-597-0745
sfrisina@blackberry.com

or

Carsten Titt
PR Manager, BlackBerry - Germany
(49) 211 97199646
ctitt@blackberry.com

or

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 16, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer